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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2001.



                                 CNH GLOBAL N.V.

                 (Translation of Registrant's Name Into English)


                               World Trade Center
                               Tower B, 10th Floor
                                Amsterdam Airport
                                 The Netherlands

                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                  -------

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                        [KOBELCO LOGO]                               [CNH LOGO]


                        NEW RELEASE


                        For Immediate Release

                        CNH GLOBAL, KOBE STEEL, AND KOBELCO TO SET UP GLOBAL ALLIANCE IN THEIR CONSTRUCTION EQUIPMENT BUSINESS

                        AGREEMENT INCLUDES SUBSTANTIAL CROSS INVESTMENT AMONG THE COMPANIES


            For more    Racine, Wisconsin (March 29, 2001) - CNH Global
information contact:    (N: CNH), Kobe Steel, Ltd., and Kobelco Construction
    Jeffrey T. Walsh    Machinery said today that they have reached an
      1 847 955 3939    agreement to form a global alliance for the marketing,
     44 1268 29 5111    development and production of crawler excavators
                        worldwide. In addition, the alliance with Kobelco includes distribution of CNH construction equipment in Japan and Asia Pacific region.


                        The new alliance brings together CNH's construction equipment business, the world's third largest construction equipment maker, and Kobelco, one of Japan's top developers as well as the world's fourth largest producer of hydraulic excavators.


                        "This is an important strategic step that strengthens our position in the global construction equipment market," said Paolo Monferino, CNH president and chief executive officer.


                        The alliance with Kobelco covers CNH brands outside of the Case network worldwide and the Link-Belt network in the Americas, which will continue to be supplied by Sumitomo Construction Machinery in line with the CNH multi-brand and multi-network strategy. The global alliance is subject to the required approval of the relevant regulatory authorities.




                        STRUCTURE OF ALLIANCE

                        Under the terms of the agreement, CNH would purchase from Kobe Steel a 20 percent stake in Kobelco Construction Machinery. CNH has an option to increase that position up to 35 percent in the future.





                                CNH Global N.V. Global Management Office
                          100 South Saunders Road Lake Forest, IL 60045 U.S.A.
                                          http://www.cnh.com


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                        In North America, CNH would acquire a 65 percent
                        interest in Kobelco America that will continue to manufacture and sell Kobelco excavators.


                        In Europe, CNH and Hitachi have reached a mutual agreement to end their European regional alliance on June 30, 2002, with CNH acquiring the Hitachi stake in Fiat-Hitachi at that time. This alliance did not allow CNH the global reach it required for its excavator business and was preventing Hitachi, which specializes in excavators, from becoming a full-line supplier of construction equipment. CNH found the global partner it was seeking in the new Kobelco relationship, and Hitachi can pursue in the future its plans to become a full-line supplier of construction equipment in regions around the world, with January 2003 as the date for entry in the European market. To best serve the customer, CNH and Hitachi have agreed to a smooth transition, over a period extending through 2003, from the current products to the new products developed under the CNH - Kobelco global alliance.


                        Upon the exit of Hitachi, CNH's construction equipment business and Kobelco will form a new operation named Fiat-Kobelco, combining Fiat-Hitachi and Kobelco Construction Machinery (Europe) B.V. CNH will control 75 percent of the new entity, in which Kobelco will acquire 20 percent shareholding, with an option to increase it to 35 percent in the future. In Europe, the excavators will be sold under the new Fiat-Kobelco and Kobelco brands, independently of the Case network and brand which will be continuously supported by Sumitomo Construction Machinery.


                        In the Asia Pacific region, Kobelco will acquire 100 percent of CNH's construction equipment operations, consisting of Australia, Asia and China. In addition, Kobelco will become an exclusive distributor of the Case and New Holland brands of construction equipment in Japan, Australia and South-East Asia, greatly expanding the product offering for the Kobelco networks in these markets and increasing sales of CNH product as well.


                        With the new partnership, CNH's construction equipment business and Kobelco will adopt a multi-brand and multi-network strategy that will enable them to achieve greater economies of scale, purchasing savings and manufacturing efficiencies, and to further strengthen their distribution capabilities.


                        "This global alliance will strengthen our ability to serve customers in those regions where we are firmly established. In Japan and other Asian countries, the alliance will provide broader market access through Kobelco's strong distribution system. The excavator product is the pillar


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                        around which we will continue to expand our heavy
                        product line. We are very pleased to be offering a best-in-class crawler excavator to our customers around the world based on Kobelco's technology as we are very satisfied with Sumitomo's support of the Case and Link-Belt networks," said Fausto Lanfranco, president of CNH's construction equipment business.


                        "Through this global alliance, Kobelco will have an opportunity to become a full line supplier of construction equipment in Japan and Asia Pacific region, leveraging the broad CNH product portfolio that covers every industry segment and enables us to serve customer needs. In addition, through the participation in Fiat-Kobelco, Kobelco will have access to a state of the art manufacturing facility in Europe," said Tsuguto Moriwaki, president and chief executive officer of Kobelco.


                        CASE-SUMITOMO CONSTRUCTION EQUIPMENT RELATIONSHIP

                        The current relationship between Sumitomo and Case will remain intact in support of the CNH multi-brand and multi-network strategy. The alliance between CNH and Sumitomo is structured to ensure operations independent of the alliance between CNH and Kobelco. Sumitomo will continue to supply the Sumitomo excavator to the Case networks in Europe, Middle East, Africa, the Americas, and Australia. LBX, the existing American joint venture of CNH and Sumitomo, will maintain distribution of Sumitomo excavators via Link-Belt networks.


                        In Japan and Asia, Sumitomo will continue to supply the Sumitomo-branded excavators to support their existing dealer network and customers independently.


                        CNH and Sumitomo are evaluating a variety of European options, including the formation of a European Joint Venture, to supply Sumitomo excavators for the Case network, together with the feasibility of a CNH's minority equity investment in Sumitomo.


                        "CNH is pleased with the good working relationship between Case and Sumitomo over the years. Together they recently launched the new series of Sumitomo-developed excavators in the Americas, Europe and other regions, in support of Case and Link-Belt networks respectively" said Fausto Lanfranco, president of CNH's construction equipment business.


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                        CNH management will hold a conference call later today
                        on this Construction Equipment Global Alliance. The conference call webcast will begin at approximately 10:00 U.S. EST, and can be accessed through the investor information section of the company's Web site at cnh.com.


                        With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries. In 2000, the company had revenues of US$ 10 billion, including net sales of construction equipment of approximately US$ 3.5 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                        Kobe Steel, Ltd. is one of Japan's leading steelmakers, as well as suppliers of aluminum and copper products. Other major businesses include welding consumables, infrastructure and plant engineering, industrial machinery, and electronics and information. For the fiscal year ended March 2000, Kobe Steel had consolidated sales of about US$ 11.8 billion. The company has head offices in Kobe and Tokyo, Japan. For more information, please visit www.kobelco.co.jp/indexe.htm


                        Kobelco Construction Machinery Co., Ltd., wholly-owned by Kobe Steel, is one of Japan's top manufacturers of hydraulic excavators and cranes. Based in Tokyo, Japan, Kobelco has annual sales of approximately US$ 1.3 billion. . For more information, please visit www.kobelco-kenki.co.jp/english_index.html




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              CNH Global N.V.



                                              By: /s/Debra E. Kuper
                                                  ----------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



March 30, 2001